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Exhibit 12

THE DAYTON POWER AND LIGHT COMPANY
SEC COVERAGE RATIOS

Ratio of Earnings to Fixed Charges (SEC Method):

	For the years ended December 31,
	2004	2003	2002	2001	2000	1999
Fixed Charges:
Interest on First Mortgage Bonds	$30,351	$42,093	$42,539	$42,557	$42,591	$48,291
Other Interest Expense	14,082	9,732	11,025	18,939	30,129	33,149
Interest Component of Rentals	74	117	117	134	160	115

Total Fixed Charges	$44,507	$51,942	$53,681	$61,630	$72,880	$81,555
Earnings:
Net Income (before Preferred dividends and Extraordinary Item)	$209,062	$239,392	$245,549	$233,527	$291,007	$192,094
Plus: Income Taxes	120,754	150,388	151,639	141,245	179,707	118,677
Fixed Charges (defined above)	44,507	51,942	53,681	61,630	72,880	81,555

Total	$374,323	$441,721	$450,869	$436,402	$543,594	$392,326

Ratio=Earnings	$374,323	$441,721	$450,869	$436,402	$543,594	$392,326
Fixed Charges	$44,507	$51,942	$53,681	$61,630	$72,880	$81,555
Ratio of Earnings to Fixed Charges—(SEC Method)	8.410	8.5041	8.3990	7.0809	7.4587	4.8105

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  Exhibit 12